February 7, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anu Dubay, Senior Counsel

Re: Pear Tree Funds
Request for Withdrawal of Post-Effective Amendment filed on February 6, 2017
 File Nos. 333-102055, 811-03790
Accession Nos.  0000722885-17-000014

Ladies and Gentlemen:

On behalf of Pear Tree Funds, a Massachusetts business trust (the "Registrant"), we hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), that the following document be withdrawn effective immediately, together with all copies thereof and all exhibits and amendments thereto as originally filed by the Registrant with the Securities and Exchange Commission (the "Commission") on February 6, 2017 (together, the "Post-Effective Amendment"):

•	Post-Effective Amendment No. 61 to the Registrant's Registration Statement on Form N-1A filed pursuant to Rule 485(b) under the Securities Act.
The Registrant is seeking withdrawal of the Post-Effective Amendment because of certain errors that occurred during its filing.

The Post-Effective Amendment became effective immediately upon filing with the Commission.  None of the Registrant's securities, however, has been sold pursuant to the Post-Effective Amendment.  Subsequent to filing the Post-Effective Amendment, the Registrant filed definitive offering materials pursuant to Rule 497(c) under the Securities Act (the "Definitive Offering Materials"), and the Registrant's securities sold on February 6, 2017 were sold pursuant to the Definitive Offering Materials.

There were no fees paid, or required to be paid, upon the filing of the Post-Effective Amendment.

The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to John Hunt, Sullivan & Worcester LLP, counsel to the Registrant, via email at jhunt@sandw.com.

Should you have any questions regarding this matter, please contact John Hunt at (617) 338-2961 or, in his absence, Leigh Sapir-Kashi at (617) 338-2958.

Very truly yours,

/s/    Willard L. Umphrey

Willard L. Umphrey
President

cc (via e-mail):
Deborah A. Kessinger, Esq. – Pear Tree Advisors, Inc.
John Hunt, Esq. – Sullivan & Worcester LLP
Leigh Sapir-Kashi, Esq. - Sullivan & Worcester LLP